UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 8)

SILICONWARE PRECISION INDUSTRIES CO., LTD.
(Name of Issuer)

Common Shares, Par Value NT$10.00 Per Share and American Depositary Shares, Each Representing Five Common Shares
(Title of Class of Securities)

827084864 (American Depositary Shares)
(CUSIP Number of Class of Securities)

TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)

Joseph Tung Room 1901, No. 333, Section 1 Keelung Rd. Taipei, Taiwan, 110 Republic of China Tel: +886 2-6636-5678

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:

George R. Bason, Jr.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: +1 (212) 450-4000

December 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827084864
1.	Names of Reporting Persons. Advanced Semiconductor Engineering, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power 779,000,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 779,000,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 779,000,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.99%
14.	Type of Reporting Person (See Instructions) HC, CO

1 Includes 725,749,060 Common Shares of Siliconware Precision Industries Co., Ltd. (“SPIL”), par value NT$10.00 per share (“Common Shares”) and 10,650,188 American depositary shares (“ADSs”) of SPIL, each representing five Common Shares.

Item 1. Security and Issuer

Advanced Semiconductor Engineering, Inc. ( “ASE”) hereby amends and supplements its report on Schedule 13D, as filed on October 2, 2015 (the “Schedule 13D”), with respect to the Common Shares, NT$10 par value per share (the “Common Shares”), and American depositary shares, each representing five Common Shares (“ADSs”), of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China (“SPIL). Unless otherwise indicated, capitalized terms used in this Amendment No. 8, but not defined herein, shall have the meaning assigned to such terms in the Schedule 13D.

Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 11, 2015, SPIL announced a potential transaction with Tsinghua Unigroup Ltd. (“Tsinghua”), the (“Tsinghua Transaction”). Pursuant to the Tsinghua Transaction, if it is approved by SPIL shareholders, Tsinghua will acquire 24.9% of SPIL’s Common Shares at a price of NT$55 per Common Share.

ASE firmly believes that the Tsinghua Transaction is not in the best interests of SPIL’s shareholders. In order to protect its significant investment in SPIL, ASE submitted today a written proposal to SPIL to acquire 100% of its outstanding Common Shares not owned by ASE for NT$55 per share and 100% of its outstanding ADSs not owned by ASE for NT$275 per ADS, in cash (the “Proposal”).

ASE’s Proposal is subject to execution and delivery of a mutually satisfactory share exchange agreement (as well as related documentation) containing customary terms and conditions (including closing conditions). Most importantly, ASE’s Proposal is contingent on the termination or cancellation of the Tsinghua Transaction in accordance with its terms or applicable laws.

In addition, as a result of the Tsinghua Transaction, ASE may make additional proposals to SPIL relating to other potential transactions, attempt to influence the management of SPIL or acquire additional SPIL shares, whether in the market or through one or more tender offers.

A copy of ASE’s Proposal is attached as Exhibit 11.

Item 7. Material to be Filed as Exhibits

Exhibit 10: Press Release dated December 14, 2015.

Exhibit 11: Letter to SPIL’s Board of Directors dated December 14, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2015

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

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